UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2024

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-272779), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On February 12, 2024, Beamr Imaging Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity LLC, as representative of the several underwriters (the “Underwriter”) in connection with an underwritten public offering (the “Offering”) of 1,714,200 ordinary shares (the “Firm Shares”), par value NIS 0.05 per share, of the Company. The Underwriter has agreed to purchase the Firm Shares from the Company at a price of $7.00 per ordinary share. On February 13, 2024, pursuant to the terms of the Underwriting Agreement, the Underwriter exercised its option to purchase an additional 257,100 ordinary shares (the “Option Shares”) at the public offering price.

Under the terms of the Underwriting Agreement, the Company also issued to the Underwriter a warrant for the purchase of up to 98,565 ordinary shares at an exercise price of $8.75 per ordinary share, representing 5% of the sum of the Firm Shares and the Option Shares sold in the Offering (the “Underwriter’s Warrant”). The Underwriter’s Warrant will be exercisable during the period commencing 180 days from date of the Underwriting Agreement (the “Effective Date”) until the five year anniversary of the Effective Date.

The gross proceeds to the Company from the Offering, including the exercise by the Underwriter of its option to purchase the Option Shares, are approximately $13.8 million before deducting underwriting discounts and estimated offering expenses payable by the Company. The Company intends to use the proceeds from the Offering for research and development efforts, sales and marketing activities, cloud operating costs, as well as general and administrative corporate purposes, including working capital and capital expenditures. The Offering is expected to close on or about February 15, 2024, subject to satisfaction of customary closing conditions.

The Offering was made pursuant to a registration statement on Form F-1, as amended, (File No. 333-272257), previously filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 12, 2024 and declared effective by the SEC on February 12, 2024 and the Company’s Registration Statement on Form F-1 (File No. 333-277023), which was filed with the SEC pursuant to Rule 462(b) under the Securities Act of 1933, as amended, which was effective immediately upon filing on February 12, 2024.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties, and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties.

A copy of the Underwriting Agreement and the Underwriter’s Warrant are filed as Exhibits 1.1 and 4.1, respectively, to this Form 6-K. The foregoing description of the terms of the Underwriting Agreement and the Underwriter’s Warrant do not purport to be complete and are qualified in their entirety by reference to such exhibit.

On February 12, 2024, the Company issued a press release announcing the pricing of the Offering, which is attached hereto as Exhibit 99.1.

Warning Concerning Forward Looking Statements

This Report on Form 6-K (this “Report”) contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about February 15, 2024. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in offerings of this nature in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

EXHIBIT INDEX

Exhibit No.
1.1	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Registrant’s registration statement on Form F-1, as amended, filed with the SEC on May 30, 2023 (File No. 333-272257)).
4.1	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.2 to the Registrant’s registration statement on Form F-1, as amended, filed with the SEC on May 30, 2023 (File No. 333-272257)).
99.1	Press release titled: “Beamr Imaging Ltd. Announces Pricing of $12 Million Public Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: February 14, 2024	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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